Adastra Expands Market Footprint through Receipt of Medical Sales License from Health Canada

LANGLEY, BC, August 17, 2022 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis company focused on processing, product development, sales, organoleptic testing and analytical testing, is pleased to announce it has received its Medical Sales License from Health Canada which now authorizes Adastra to sell cannabinoid-containing products that are formulated for and distributed to the medical cannabis market.

With its Medical Sales License, Adastra is now authorized to:

  Sell cannabis extracts and dried cannabis to medical cannabis patients and licensed health practitioners; and
  Develop a broad range of products classified as cannabis extracts including:
    Inhaled (vaporizer cartridge and shatter),
    Ingested (tincture, oil, capsule, soft gel and oral spray), and
    Other (suppository).

"This license marks another milestone for Adastra as we see a significant market opportunity for plant-based, natural medical remedies," said Michael Forbes, Chief Executive Officer of Adastra. "We are excited to now produce and distribute cannabis product formats, designed for the medical market as Canada once again re-forms this patient-focused market that was the foundation for federal legalization. With my background in healthcare and strong ties to the medical community - including some of Canada's largest pharmacy distributors and pharmacies - Adastra's ability to produce and sell to the re-emerging and established medical market positions us to leverage our PerceiveMD clinics for direct-to-patient sales and pharmacy sales. Adastra has the added advantage through our PerceiveMD clinics to work directly with medical patients and collaborate with practitioners in developing plant-based alternative remedies designed for the medical cannabis market."

Adastra's Medical Sales License will enable the Company to maximize the full potential of PerceiveMD, Adastra's wholly-owned platform, that assesses patients seeking alternative treatments and remedies and provides documentation to enable access.

"We continue to see an uptick in the therapeutic use of cannabis for symptom relief - everything from cancer, menopause, stress, depression, anxiety and so on," Forbes added. "There is less stigma and more awareness today than ever before about the potential healing and symptom relief qualities of cannabis. We believe we'll continue to see a rise in popularity of cannabis for medicinal purposes and we are positioning Adastra to capture and serve this significant market."

♦The global medical cannabis market is projected to grow to $248.42 Billion by 2030 at a 31.97% CAGR according to a recent report by Market Research Future. 1

Adastra expects to start producing medical format cannabis products, specifically CBD tinctures by January 2023. The Company is currently exploring medical distribution platforms for Canadian sales and plans to formulate products based on recommendations from practitioners and patients in its established network.

Note 1: https://ca.finance.yahoo.com/news/medical-marijuana-market-worth-usd-160000093.html

About Adastra Holdings Ltd.

Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use, medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra acquired 100% of the legacy-built brand Phyto Extractions in September 2021. The brand is well-known for its cannabis concentrate products, available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, British Columbia, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin and Psilocin, by applying for a Controlled Substances Dealer's License, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, the acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary manufacturer for medical cannabis and psychedelic therapies, working alongside practitioners and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director

(778) 715 5011,

michael@adastraholdings.ca

Stephanie Martens, Investor Relations

ir@adastraholdings.ca

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements regarding, but not limited to: (i) the expected activities that the Company may conduct with a Medical Sales License; (ii) the ability of the Company to leverage its existing clinics for direct-to-patient and pharmacy sales through its ability to sell to the growing and established medical market; (iii) the expectation that the Company will start producing medical cannabis products by January 2023; and (iv) pending approvals, Adastra is poised to be a drug formulation and development leader in controlled substances. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.